Exhibit 99.11

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Date: November 26, 2020

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

This management's discussion and analysis ("MD&A") reports on the operating results and financial condition of Austpro Energy Corporation for the three months ended September 30, 2020 and is prepared as at November 26, 2020. Throughout this MD&A, unless otherwise specified, "Austpro", "Company", "we", "us" and "our" refer to Austpro Energy Corporation. This MD&A should be read in conjunction with the Company's audited financial statements ("Financial Statements") for the year ended June 30, 2020 and the notes thereto which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"), together with the unaudited condensed interim financial statements as at and for the three months ended September 30, 2020 and 2019, which were prepared in accordance with IFRS and in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting (collectively referred to as the "Financial Statements"). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

APPROVAL

The Company's certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A, and these Financial Statements together with the other financial information included in this MD&A fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in this MD&A. The Board's review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing. The Board of Directors has approved the Financial Statements and MD&A, as well as ensured that management has discharged its financial responsibilities as at November 26, 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A includes "forward-looking statements", within the meaning of applicable securities legislation, which are based on the opinions and estimates of Management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein.

AUSTPRO ENERGY CORPORATION

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar words suggesting future outcomes or statements regarding an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements include but are not limited to statements concerning:

•	The Company's success at completing future financings
•	The Company's strategies and objectives
•	General business and economic conditions
•	The Company's ability to meet its financial obligations as they become due
•	The Company's ability to identify, successfully negotiate and/or finance an acquisition of a new business opportunity
•	The positive cash flows and financial viability of new business opportunities
•	The Company's ability to manage growth with respect to a new business opportunity
•	The Company's tax position, anticipated tax refunds and the tax rates applicable to the Company

Readers are cautioned that the preceding list of risks, uncertainties, assumptions and other factors are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in or implied by these forward-looking statements. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of the Company should not place undue reliance on these forward-looking statements.

DESCRIPTION OF COMPANY

Austpro is a public company and its shares are listed on the NEX Board of the TSX Venture Exchange (TSXV: AUS.H). The Company was incorporated under the Business Corporations Act (British Columbia) on November 1, 1990. The principal business of the Company is identification and evaluation of business opportunities within which to acquire or invest in. The Company's head office is located 1600 - 609 Granville Street, Vancouver, B.C. V7Y 1C3 and its registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8.

The Company has no sources of revenue and its primary operation is the identification, and evaluation of a new business opportunity for the purpose of acquisition or participation. The Company currently has insufficient liquidity to meet its operational requirements for the next fiscal year, and its continued operations are dependent upon its ability to identify, evaluate and successfully negotiate an agreement to acquire an interest in a sustainable/viable business operation. Any acquisition proposed by the Company may be subject to shareholder and regulatory approval. There is no assurance that the Company will identify a business or asset that warrants acquisition or participation, and/or will be able to obtain the financing necessary to support a new business acquisition. These material uncertainties may cast significant doubt on the Company's ability to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

OUTLOOK

The Company is currently focused on seeking new business opportunities to either acquire or within which to participate.

SELECTED ANNUAL INFORMATION1

Annual information for the last three years is outlined below:

	For the years ended June 30,
	2020	2019	2018
Revenue	$-	$-	$-
Income (loss) and comprehensive income (loss):
(i) Total for the year	$(153,750)	$(392,976)	$29,177
(ii) Per share - basic and diluted[2]	$(0.01)	$(0.04)	$0.01

Total assets	$30,219	$116,912	$9,884
Total liabilities	$86,735	$19,678	$131,169

1 Audited financial information prepared in accordance with International Financial Reporting Standards ("IFRS"}

2 Per share information has been retroactively adjusted to reflect the November 29, 2018 4 old common shares for 1 new common share consolidation

The Company has no active business and therefore no sales revenue in each of the fiscal years ended June 30, 2020, 2019 and 2018. In each fiscal year, the Company incurred rent, office costs, transfer agent and regulatory costs, and accounting and legal costs. The Company was inactive during these three fiscal years and the costs incurred were to maintain the Company as a publicly listed company. The income in 2018 related to gains on the write-off of certain accounts payable.

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

SELECTED QUARTERLY INFORMATION1

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters:

	1st Quarter Ended September 30, 2020	4th Quarter Ended June 30, 2020	3rd Quarter Ended March 31, 2020	2nd Quarter Ended December 31, 2019
(a) Revenue	$-	$-	$-	$-
(b) Loss and comprehensive loss for the period	$(38,377)	$(32,335)	$(38,720)	$(50,016)
(c) Basic/diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
	Ended	Ended	Ended	Ended
	September 30,	June 30,	March 31,	December 31,
	2019	2019	2019	2018
		$-	$-	$-
(a) Revenue	$-	$-	$-	$-
(b) Loss and comprehensive loss for the period	$(32,679)	$(920)	$(47,198)	$(332,394)
(c) Basic/diluted loss per share[2]	$(0.00)	$(0.00)	$(0.00)	$(0.04)

1	Unaudited financial information prepared in accordance with IFRS
2	Per share information has been retroactively adjusted to reflect the November 29, 2018 4 old common shares for 1 new common share consolidation

The operating results for periods detailed in the table above largely reflect the on-going costs of maintaining a public company. The significant increase in loss for the second quarter ended December 31, 2018 related to share-based payment expense on incentive stock options granted during the period.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

The following is an analysis of the Company's operating results for the three months ended September 30, 2020 and includes a comparison against the three months ended September 30, 2019.

Expenses:

Finance expense for the three months ended September 30, 2020 was $433 compared to $nil for the same period in the previous year. Finance expense in the current period includes accrued interest on the promissory note payable.

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

General & administrative expenses for the three months ended September 30, 2020 were $18 compared to $18 for the same period in the previous year. The results are reflective of the Company's current minimal operating cost requirements.

Professional fees for the three months ended September 30, 2020 were $30,157 compared to $24,922 for the same period in the previous year. Higher fees for the current period principally related to additional legal fees associated with the Company's AGM and financing.

Rent expense for the three months ended September 30, 2020 was $6,000 compared to $5,736 for the same period in the previous year.

Transfer agent and filing fees for the three months ended September 30, 2020 were $1,769 compared to $2,003 for the same period in the previous year.

Net loss and comprehensive loss for the period

As a result of the above activities, the Company experienced a loss and comprehensive loss for the three months ended September 30, 2020 of $38,377 compared to $32,679 for the same period in the previous year, representing a $5,698 increase in loss and comprehensive loss.

RISKS AND UNCERTAINTIES

Strategic Risk

The Company presently does not own any properties, business or other related assets of merit and its principal business activity is the identification and evaluation of a new investment and acquisition opportunity. The risks that are inherent to this strategy include, but are not limited to, the ability to identify and acquire worthwhile opportunities, the ability to retain staff and management in order to pursue these opportunities, and the ability to raise the capital necessary to fund these projects. There is no guarantee that the Company will be able to complete an acquisition of or investment in a new business opportunity. If an acquisition of or the participation in corporations, properties, assets or businesses is identified, the Company may find that even if the terms of an acquisition or participation are economic, it may not be able to finance such acquisition or participation and additional funds will be required to enable the Company to pursue such an initiative. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. The Company will be competing with other companies, many of which will have far greater resources and experience than the Company. No assurance can be given that the Company will be successful in raising the funds required for an acquisition.

Lack of Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Dependence of Key Personnel

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required. These personnel will be central to the Company's ability to locate and develop business opportunities.

Lack of Trading

The lack of trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares.

Volatility of Share Price

Market prices for shares of companies on the NEX Board of the TSX Venture Exchange are often volatile. Factors such as announcements of financial results, and other factors could have a significant effect on the price of the Company's shares.

LIQUIDITY AND CAPITAL RESOURCES

The Company defines capital as consisting of shareholder's deficiency (comprised of issued share capital, share-based payment reserve and deficit). The Company's objectives when managing capital are to support the identification and acquisition of a new business opportunity and thus the creation of shareholder value as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at September 30, 2020, the Company does not have any long-term debt outstanding and is not subject to any externally imposed capital requirements or debt covenants. There was no change to the Company's approach to capital management during the period ended September 30, 2020.

The Company currently has no assets of merit and no material sources of revenue; consequently, the Company remains dependent upon the financial support of its shareholders. The Company has a history of losses and has a shareholders' deficiency. The future success of the Company is dependent on the identification and successful negotiation/acquisition of a sustainable/viable business operation together with the ability to finance the necessary funding, at agreeable terms, to support a business acquisition. As at September 30, 2020, the Company had an accumulated deficit of $4,231,630 (June 30, 2020 - $4,193,253).

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

The Company's objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has no material revenue producing assets; consequently, the Company has historically financed its operations and met its capital requirements primarily through related party debt, and the sale of share capital by way of private placements.

For the period ended September 30, 2020, the Company had an opening cash position of $13,864 (2020 - $102,402). During the period ended September 30, 2020, operating activities expended $40,676 of the Company's cash as compared to $22,330 in the previous year's period. During the three-month period ended September 30, 2020, the Company borrowed $40,000 from a related party to fund working capital requirements through the issuance of a promissory note. The promissory note accrues interest at a simple rate of 12% per annum and is due on demand. The promissory note is unsecured. As of September 30, 2020, interest payable of $433 has been accrued (June 30, 2020 - $nil). As at September 30, 2020 the total principal balance of the promissory note payable is $40,000 (June 30, 2020 - $nil).

As a result of the above cash flow activities, at September 30, 2020, the Company had a cash balance of $13,188 (June 30, 2020: $13,864).

The Company has insufficient funds from which to finance ongoing operating costs over the next 12 months and has insufficient working capital to fund any identified business acquisition and as such will require additional financing to accomplish the Company's long-term strategic objectives.

On October 29, 2020 the Company closed a non-brokered private placement (the "Placement") for proceeds of $132,000. This Placement consisted of 1,100,000 units (the "Units") of the Company at a price of $0.12 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021. The securities have a hold period expiring on March 2, 2021. The Emprise Special Opportunities Fund (2017) Limited Partnership (the "Emprise LP2017"), an insider of the Company, was the sole subscriber to the Placement. As an insider of the Company participated in this Placement, it is deemed to be a "related party transaction" as defined under Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("Ml 61-101").

The Company's financial statements have been prepared in accordance with IFRS with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to Emprise LP2017, a significant shareholder of the Company, can be summarized as follows:

	For the three months ended September 30
	2020	2019
	$	$
Finance expense, interest on promissory notes	433

At September 30, 2020, promissory note payable includes $40,433 (June 30, 2020 - $nil) of principal and interest accrued on advances from a related party (See Liquidity and Capital Resources section).

On October 29, 2020, the Company closed a Placement for proceeds of $132,000 for 1,100,000 units of the Company. A related party was the sole subscriber to the Placement (See Liquidity and Capital Resources section).

SHARE CAPITAL

Authorized

Unlimited common shares without par value.

Shares issued and outstanding

Number of Common shares
Balance as at June 30, 2019, June 30, 2020 and September 30, 2020	13,737,580
Private placement	1,100,000
Balance as at the date of this MD&A	14,837,580

On October 29, 2020, the Company closed a Placement for proceeds of $132,000. This Placement consisted of 1,100,000 units (the "Units") of the Company at a price of $0.12 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021. The securities have a hold period expiring on March 2, 2021.

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Stock Options

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Subject to a minimum exercise price of $0.05 per share, the exercise price of each option shall not be less than the market price of the Company's stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

On December 5, 2018, the Company granted 1,300,000 stock options to directors, officers and a consultant of the Company. The stock options have an exercise price of $0.20 and a life of five years. The stock options vested immediately upon grant.

A summary of the Company's stock option activity is as follows:

	Number of Options	Weighted average Exercise Price
Balance, June 30, 2020, September 30, 2020, and the date of this MD&A	1,300,000	$0.20

As at the date of this MD&A, stock options outstanding and exercisable are as follows:

Grant Date	Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
December 5, 2018	1,300,000	$0.20	December 5, 2023	3.18
Total	1,300,000	$0.20		3.18

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions may have a material effect on the fair value of the Company's stock options. There were no stocks options granted for the three months ended September 30, 2020.

Warrants

A summary of the Company's warrant activity is as follow:

	Number of warrants	Weighted Average Exercise price
Balance, as at June 30, 2019	8,000,000		$0.06
Expired	(8,000,000)		$0.06
Balance, as at June 30, 2020 and September 30, 2020		$
Issued	1,100,000		$0.155
Balance, as at the date of this MD&A	1,100,000		$0.155

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, GST receivable, accounts payable and accrued liabilities and a promissory note. Cash and GST receivable are classified as amortized cost. Accounts payable and accrued liabilities and the promissory note are classified as amortized cost. The fair values of these financial instruments approximate their carrying values because of their short-term nature.

Financial Risk Factors

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

I.	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2020, the Company had a cash balance of $13,188 (June 30, 2020 - $13,864) to settle current liabilities of $126,312 (June 30, 2020 - $86,735). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. As at September 30, 2020, the Company has no sources of revenue to fund its operating expenditures or fund any identified business acquisition and as such will likely require additional financing to accomplish the Company's long-term strategic objectives. Future funding may be obtained by means of issuing share capital, or debt financing. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern as disclosed in Note 1 on the Financial Statements. On October 29, 2020 the Company closed a Placement for $132,000 (See Share Capital). The proceeds from this Placement will be used for working capital purposes; however, management feels additional funds will need to be raised in order to fund the Company for the next 12 months and to fund any identified business acquisition. Consequently, the Company is currently exposed to a degree of liquidity risk.

II.	Credit risk

Credit risk is the risk that one party to a financial instrument will not fulfill some or all of its obligations, thereby causing the Company to sustain a financial loss. As at September 30, 2020, the Company had $18,231 (June 30, 2020 - $16,355) in receivables due from the Government of Canada and as such the Company considers its credit risk to be low.

AUSTPRO ENERGY CORPORATION
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

Ill.	Market Risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.	Interest rate risk

The Company considers it to have minimal exposure to interest rate risk as it has no interest-bearing investments, or debt with variable interest rates.

ii.	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollars. As at September 30, 2020, the Company is not exposed to currency risk.

iii.	Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

PROPOSED TRANSACTIONS

No transactions are proposed.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Uncertainty about these estimates, assumptions and judgments could result in outcomes that could require a material adjustment to the carrying amount of assets or liabilities in future years. Information about critical accounting estimates, assumptions and judgments are detailed in Note 3(b) of the Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.